EXHIBIT H

                     FORM OF NOTICE OF PROPOSED TRANSACTIONS

SECURITIES AND EXCHANGE COMMISSION

(Release No. 35-       ; 70-             )

Filings under the Public Utility Holding Company Act of 1935 ("Act")

Allegheny Energy, Inc. ("Allegheny" or the "Company")

March __, 1999


         Notice is hereby given that the following filing(s) has/have been made with the Securities and Exchange Commission (the "Commission") pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

         Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by _______________, 1999 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy of the relevant applicant(s) and or declarant(s) at the address specified below. Proof of service (by affidavit or, in the case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After said date, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

         Allegheny Energy, Inc., 10435 Downsville Pike, Hagerstown, Maryland 21740, a registered public utility holding company ("Allegheny"), has filed a declaration pursuant to Sections 6(a), 7, 9(a), 10 and 12(c) of the Act and Rules 42 and 46 thereunder.

         Allegheny proposes to adopt and implement a stockholder protection rights plan (the "Plan"). The Board of Directors (the "Board") of Allegheny intends to declare a dividend of one right (a "Right") for each outstanding share of Allegheny common stock, par value $1.25 per share (the "Common Stock"), payable to all stockholders of record on a record date ("Record Time") to be established by the Board after receipt of the Commission authorization herein requested and after final Board action to approve the Plan and declare the dividend. As of December 31, 1998, there were approximately 122,436,317 shares of Common Stock outstanding. The Rights will be created by and issued pursuant to a Rights Agreement (the



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"Rights Agreement"), between Allegheny and ChaseMellon Shareholder Services,
Inc. ("Rights Agent"), as Rights Agent.

         Exercise Price. The Rights created under the proposed Rights Agreement would entitle the holders to one share of Common Stock at a price to be determined by the Board and expected to be between $95 and $125 (the "Exercise Price"), subject to adjustment. Initially, the Rights would not be exercisable and would trade with the outstanding shares of Common Stock. Upon the occurrence of the triggering events described below, the Rights would become exercisable and certificates (the "Rights Certificates") representing the Rights would be distributed and would trade independently of such outstanding shares. However, the Rights would not entitle the holders thereof to make a discounted purchase of shares of Allegheny's Common Stock or of the common stock of the person acquiring Allegheny until the occurrence of one of the events of transactions described below under "Flip-in" and "Flip-over".

         Triggering Events. The Rights would become exercisable (i.e., Common Stock could be purchased at the Exercise Price pursuant to the Rights) upon the earlier to occur of (i) the first date or such later date as the Board may from time to time fix of public announcement by Allegheny that any person or group (an "Acquiring Person") has acquired beneficial ownership of 15% or more of Allegheny's outstanding Common Stock ("Flip-in Date") and (ii) 10 business days (unless extended by the Board) after any person or group has commenced a tender or exchange offer which would, upon its consummation, result in such person or group becoming an Acquiring Person ("Flip-over Trigger").

         Flip-in. Upon the occurrence of a Flip-in Date, the holders of the Rights (other than an Acquiring Person and certain transferees thereof, whose Rights will become void) would immediately have the right to receive, for each Right exercised, depending on circumstances either Common Stock having a market value equal to two times or one times the Exercise Price then in effect ("Discount Purchase Right").

         Flip-over. In the event that, on or after the Flip-in Date, (i) Allegheny is acquired by another person or entity not controlled by Allegheny ("Acquiror") in a merger or other business combination transaction in which the Common Stock is exchanged for securities or other property and, in the case of a merger or other business combination, the Acquiring Person will receive different treatment than all other holders of Common Stock, or (ii) 50% or more of Allegheny's consolidated assets or earnings power is sold or transferred to an Acquiror, each holder of a Right (except Rights which previously have been voided as set forth above) will thereafter be entitled to receive, for each Right exercised, common stock of the Acquiror having a market value equal to two times the Exercise Price then in effect.

         Redemption of Rights. The Rights may be redeemed, as a whole, at the discretion of the Board, at a Redemption Price of $.01 per Right, subject to adjustment, which Redemption Price shall be paid, at Allegheny's option, in cash, shares of Common Stock or other equivalent Allegheny securities, at any time prior to the close of business on the date that any person has



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become an Acquiring Person. The Rights will expire at the close of business ten years from the date of the Rights Agreement, unless earlier redeemed or exchanged by Allegheny as described below.

         Exchange of Shares for Rights. At any time after a Flip-in Date and prior to the time that any person (other than Allegheny and certain related entities), together with its affiliates and associates, becomes the beneficial owner of 50% or more of the outstanding shares of Common Stock, the Board may direct the exchange of shares of Common Stock for all of the Rights (other than Rights which have become void) at the exchange ratio of one share of Common Stock per Right, subject to adjustment.

         Adjustment to Exercise Price. The Exercise Price payable, and the number of shares of Common Stock (or other securities, as the case may be) issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision or combination of, the Common Stock, or (ii) upon the distribution to holders of the Common Stock of securities or assets (excluding regular periodic cash dividends) whether by dividend, reclassification, recapitalization or otherwise.

         Amendments. The terms of the Rights may be amended by the Board (i) prior to the Flip-in Date in any manner and (ii) on or after the Flip-in Date to cure any ambiguity, to correct or supplement any provision of the Rights Agreement which may be defective or inconsistent with any other provisions, or in any manner not adversely affecting the interests of the holders of the Rights generally.

                           *     *     *     *     *

         For the Commission, by the Division of Investment Management, pursuant to delegated authority.

                                         Jonathan G. Katz
                                         Secretary



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